Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 415 733 6000 June 20, 2019

VIA EDGAR AND FEDERAL EXPRESS

Office of Healthcare and Insurance

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attn: Donald Field

  Justin Dobbie

Re:	Pliant Therapeutics, Inc.
Draft Registration Statement on Form S-1
Submitted on May 10, 2019
CIK No. 0001746473

Ladies and Gentlemen:

This letter is being submitted on behalf of Pliant Therapeutics, Inc. (the “Company”) in response to comments contained in the letter dated June 6, 2019 (the “Letter”) from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Bernard Coulie, Chief Executive Officer of the Company, with respect to the Company’s confidential submission of the Draft Registration Statement on Form S-1 that was submitted on May 10, 2019. The Company is concurrently filing an amended Draft Registration Statement (the “Amendment”), including changes in response to the Staff’s comments.

The responses set forth below have been organized in the same manner in which the Staff’s comments were organized and all page references in the Company’s responses are to the Amendment. Two copies of this letter and the marked Amendment will be provided to Donald Field of the Commission.

Implications of Being an Emerging Growth Company, page 5

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), whether or not they retain copies of such communications.

United States Securities and Exchange Commission

June 20, 2019

Use of Proceeds, page 68

2.

Please revise to clarify for each of your product candidates how far into clinical development you expect the proceeds to last. Please also tell us whether the payment required to be made to UCSF pursuant to your license agreement with them upon the closing of the offering, as discussed on page 62, will be made from the offering proceeds.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 68 of the Amendment. The Company advises the Staff that it expects to further revise the disclosure in a future amendment after an assumed offering size has been determined.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Years Ended December 31, 2017 and 2018

Research and Development, page 79

3.

We note from your Overview on page 1 that you are developing products and services in both clinical and preclinical stages, including PLN-74809 and PLN-1474. Please revise to quantify your research and development expenses by product candidate. If you do not keep track of such costs by product candidate, disclose that fact and the costs incurred by the types of costs classified as research and development.

RESPONSE: The Company respectfully advises the Staff that as disclosed on page 79 of the Amendment, it does not track costs by product candidates or preclinical programs because these are in early stages of clinical trials or development. The Company further directs the Staff’s attention to the disclosure on pages 78 and 79 of the Amendment with respect to the types of costs it classifies as research and development. The Company respectfully submits that once the product candidates and preclinical programs mature, the Company may begin to break out expenses on a program by program basis.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 83

4.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

United States Securities and Exchange Commission

June 20, 2019

Our Pipeline, page 88

5.

Please revise your disclosure on page 89 to discuss the material terms and conditions of your collaboration arrangements with Stanford University and the University of California, San Francisco. If required, please also file these agreements as exhibits to the registration statement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that neither of the agreements (the “University Agreements”) with Stanford University (“Stanford”) or University of California, San Francisco (“UCSF”) are material to the Company. In the ordinary course of its business, the Company entered into these University Agreements primarily to procure tissues for use in its tests that are intended to serve as a bridge between animal models and clinical proof-of-concept for drug development in fibrosis. Pursuant to the University Agreements, both Stanford and UCSF provided live human fibrotic tissue for the Company to use to test its product candidates and measure multiple markers of antifibrotic activity. However, the Company has limited financial obligations under the agreements, is not required to obtain these tissues from either Stanford or UCSF, and can obtain live human fibrotic tissue from other institutions and sources. The Company may also terminate these agreements upon prior written notice. Furthermore, neither Stanford nor UCSF are using, or have any rights to use, the results of the Company’s research under the University Agreements. The results of research activities performed under these University Agreements are owned by the Company.

For the foregoing reasons, the Company has concluded that these University Agreements are not required to be filed as exhibits to the Amendment because they would ordinarily accompany the kind of business conducted by the Company and the Company is not “substantially dependent” on these University Agreements within the meaning of Item 601(b)(10) of Regulation S-K. In addition, because the Company retains all rights to its research conducted on the tissues procured from these universities, and the financial obligations of the Company under these agreements are limited, the Company submits that these agreements are not material to its business. Therefore, the Company does not believe that disclosing the material terms of the University Agreements is required or meaningful for investors to understand the Company’s business and asks the Staff to reconsider its request that the Company disclose the material terms of these University Agreements.

Our Strategy, page 90

6.	Given your early stage in clinical development, please tell us the basis for your belief that PLN-74809 will be “best-in-class.” Alternatively, please revise this reference.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 93 of the Amendment to remove the reference to “potential best-in-class.”

Idiopathic pulmonary fibrosis background, page 97

7.	Please provide us with the basis for your statements in this section regarding the safety, efficacy and performance of the two therapies that have been approved by the FDA to treat IPF.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s statements in the Draft Registration Statement regarding the safety, efficacy and performance of pirfenidone (marketed as Esbriet®) and nintedanib (marketed as OFEV®), two therapies previously approved by the FDA to treat IPF, were focused on the unmet need remaining for IPF patients following the FDA approval of pirfenidone and nintedanib, and highlighting the product development opportunity that the Company’s product candidate is designed to address. The data that the Company notes has been

United States Securities and Exchange Commission

June 20, 2019

taken from published data regarding these two therapies, including data from their registration trials and FDA-approved labeling. Specifically, the FDA-approved labeling for both products includes a warning regarding elevated liver enzymes and drug-induced liver injury for which patients need to be monitored. The Company additionally advises the Staff that Health Canada issued a safety warning after the death of one patient being treated for IPF using nintedanib and others that developed liver injuries in a number of countries. Additionally, despite being an exploratory endpoint in registration trials for both nintedanib and pirfenidone, neither product demonstrated a statistically significant difference in all-cause mortality. Based on the foregoing, there remains a development opportunity to address the unmet need in the disease treatment space as to the tolerability profile of available therapies for IPF patients and we plan to assess in later clinical trials the potential survival benefit of our candidate as well.

The Company advises the Staff that it is sending to the Staff under separate cover the excerpts from the publications discussing pirfenidone and nintedanib to support the statements contained in the Draft Registration Statement and in its response in this letter.

License Agreements, page 128

8.

The notes to your audited financial statements disclose a license agreement with the Regents of the University of California. Please revise this section to summarize the material terms and conditions of this license or advise why such agreement is no longer material to the company.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and respectfully advises the Staff that license agreements of this type are routinely entered into by the Company and its peers in its industry. The Company additionally advises the Staff that the molecules currently being developed by the Company as product candidates are not within the scope of the license granted under the agreement with the Regents of the University of California. The Company owes license maintenance fees of only $10,000 to $25,000 per year in addition to the one-time payment due to the Regents of the University of California upon the closing of the initial public offering. The Company does not consider either of these payment obligations to be material to its financial condition.

For the foregoing reasons, the Company does not believe that the agreement with the Regents of the University of California is required to be summarized further in the Draft Registration Statement because it would ordinarily accompany the kind of business conducted by the Company and the Company is not “substantially dependent” on this agreement within the meaning of Item 601(b)(10) of Regulation S-K. In addition, because the licensed molecule has limited importance for the Company’s business and the license maintenance fees and one-time payment described above have limited impact on the Company’s financial results, the Company does not believe this license agreement is material to its business. Therefore, the Company does not believe that disclosing the terms of the agreement is required or meaningful for investors to understand the Company’s business and asks the Staff to reconsider its request that the Company disclose the terms and conditions of the agreement.

Adimab Collaboration Agreement, page 128

9.	Please refer to the fourth paragraph and the associated payments. Please revise to disclose a general range of the payment amounts or, alternatively, advise why such payments are not material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 131 of the Amendment to disclose a general range of the payment amounts.

United States Securities and Exchange Commission

June 20, 2019

Consulting or research agreements with related parties, page 161

10.

Please revise to discuss the material terms and conditions of this arrangement in greater detail, including, for example, the nature of the consulting services provided and whether the services are provided pursuant to a written agreement.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the consulting services are not provided pursuant to written agreements. The Company has further revised its disclosure on page 164 of the Amendment.

Exclusive forum, page 171

11.	We note on page 63 that you state that this provision will be in the company’s amended and restated by-laws and here that it will be in the company’s certificate of incorporation. Please reconcile.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly on page 174 of the Amendment to note that the exclusive forum provision will be in the Company’s amended and restated bylaws and not in the Company’s certificate of incorporation.

Part II, page II-1

12.	Please revise to include the undertakings required by Item 512 of Regulation S-K. In this regard, we note that you have not addressed Item 17 of Form S-1.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure accordingly in Part II of the Amendment.

Exhibits and Financial Statement Schedules, page II-3

13.	Please revise to include your material license agreements in the exhibit index.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and refers the Staff to its prior responses to Comment Nos. 5 and 8 above. For the reasons set forth in the foregoing responses, the Company does not believe any additional agreements are required to be filed in connection with the Amendment or pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully requests the Staff to reconsider its request to that the Company include additional license agreements in the exhibit index.

General

14.

Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

RESPONSE: The Company respectfully advises the Staff that no additional pictures or graphics are currently contemplated to be used in its printed prospectus other than those currently contained in the Amendment. If the Company determines that it will include any additional pictures or graphics, it will promptly provide such information to the Staff in an amendment or on a supplemental basis.

United States Securities and Exchange Commission

June 20, 2019

If you require additional information, please telephone the undersigned at (650) 752-3333.

Sincerely,

/s/ Deepa M. Rich
Deepa M. Rich

Enclosures:

cc:     Bernard Coulie, Pliant Therapeutics, Inc.

Keith Cummings, Pliant Therapeutics, Inc.

Hans Hull, Pliant Therapeutics, Inc.

Sam Zucker, Goodwin Procter LLP

James Xu, Goodwin Procter LLP

Kristin VanderPas, Cooley LLP